Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Canaccord Genuity LLC

535 Madison Avenue

New York, New York 10022

February 19, 2021

VIA EDGAR

Todd K. Schiffman and James Lopez

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Velocity Acquisition Corp.

Registration Statement on Form S-1

Filed February 5, 2020, as amended

File No. 333-252813

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby join in the request of Velocity Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Monday, February 22, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Brian Anton
Name: Brian Anton
Title: Managing Director

Canaccord Genuity LLC

By:	/s/ Jennifer Pardi
Name: Jennifer Pardi
Title: Managing Director

As Representatives of the several underwriters

[Signature Page to Underwriters’ Acceleration Request Letter]